SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934

                DUKE REALTY INVESTMENTS, INC.
                      (Name of Issuer)

                COMMON STOCK, PAR VALUE $.01
               (Title of Class of Securities)

                         264411 50 5
                       (CUSIP Number)

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CUSIP NO.:  264411 50 5
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(1)  Names of reporting persons ...........  Thomas L. Hefner
     S.S. or I.R.S. Identification  Nos. of
     above persons .......................   ###-##-####
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(2)  Check the appropriate box if a member
of a group                                        (a)
                                               ------------
                                                  (b)  x
                                               ------------
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(3)  SEC use only ..................................
-------------------------------------------------------------
(4)  Citizenship or place of organization ..........   United
States
-------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (5)  Sole voting power ...............         674,833
-------------------------------------------------------------
(6)  Shared voting power ..................       1,447,686
-------------------------------------------------------------
(7)  Sole dispositive power ...............         674,833
-------------------------------------------------------------
(8)  Shared dispositive power .............       1,447,686
-------------------------------------------------------------
(9)  Aggregate amount beneficially owned by each
     reporting person .....................       2,122,519
-------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes
     certain shares (see instructions) .............
-------------------------------------------------------------
(11) Percent of class represented by amount in Row (9)  6.8%
-------------------------------------------------------------
(12) Type of reporting person (see instructions) ..     IN
-------------------------------------------------------------

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ITEM 1(a) Name of issuer:          Duke Realty Investments,
Inc.

ITEM 1(b) Address of issuer's principal
          executive offices:  8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

ITEM 2(a) Name of person filing:   Thomas L. Hefner

ITEM 2(b) Address of principal business
          office or, if none, residence:
                              8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

ITEM 2(c) Citizenship:   United States

ITEM 2(d) Title of class of securities: Common stock,
                                        par value $.01

ITEM 2(e) CUSIP No.:     264411 50 5

ITEM 3    If this statement is filed pursuant to Rules 13d-
          1(b), or 13d-2(b), check whether the person filing is a:

(a) / / Broker or dealer registered under Section 15 of the Act.
(b)  / /  Bank as defined in section 3(a)(6) of the Act.
(c) / / Insurance company as defined in section 3(a)(19) of the Act.
(d) / / Investment company registered under section 8 of the Investment Company Act.
(e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) / / Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see section 240.13d-1(b)(1)(ii)(F).
(g)  / /  Parent holding company, in accordance with
          section 240.13d-1(b)(ii)(G).
(h)  / /  Group, in accordance with section 240.13d-
          1(b)(ii)(H).

     Not applicable.

ITEM 4    OWNERSHIP
(a)  Amount beneficially owned:    2,122,519

(b)  Percent of class:        6.8%

(c)  Number of shares as to which such person has:

      (i) Sole power to vote or direct the vote:
          674,833
     (ii) Shared power to vote or direct the vote:
          1,447,686*
    (iii) Sole power to dispose or to direct the disposition
          of: 674,833
     (iv) Shared power to dispose or to direct the
          disposition of: 1,447,686*
                          --------------
*Consists of Convertible securities owned by DMI Partnership and Park 100 Investors, Inc.
                            - 3 -

ITEM 5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following / / .

ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF
ANOTHER PERSON.

      Not applicable.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

      Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

      Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10   CERTIFICATION

      Not applicable.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 1997        /s/  Thomas L. Hefner
                                   --------------------------
                                        Thomas L. Hefner














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